FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         May, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 12th day of May, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN PARTNERS WITH THE CANADIAN TOURISM COMMISSION
ON NATIONAL U.S. CONSUMER SWEEPSTAKES
Four million prizes available with “Discover Clearly Canadian” under-the cap promotion

Vancouver, B.C., May 12, 2003 — Clearly Canadian Beverage Corporation (“Clearly Canadian”) (TSE:CLV; OTCBB:CCBC) and the Canadian Tourism Commission (“CTC”) today announced their partnership on a national U.S. retail under-the-cap sweepstakes.

The exciting “Discover Clearly Canadian” under-the-cap promotion offers U.S. consumers a chance to win one of 11 Canadian vacation grand prizes or discounts at participating Canadian Sheraton and Westin Hotels and Resorts. Partners of the promotion include Starwood Hotels and Resorts Worldwide, Inc., Air Canada, Budget Rent A Car Canada, Inc., Travelocity and Eastman Kodak Company.

“We view this promotion as an opportunity to reward our consumers and to attract new ones with tremendous added-value, since every cap is a winner. Partnering with a prestigious tourism organization like the Canadian Tourism Commission on this exciting cross-marketing campaign provides Clearly Canadian a key brand building element for the efforts of our sales team and distribution partners in 2003,” says Jonathan Cronin, Vice-President of Marketing at CC Beverage (U.S.) Corporation, a subsidiary of Clearly Canadian.

Clearly Canadian’s integrated marketing campaign for the “Discover Clearly Canadian” promotion features point-of-sale materials, public relations activities and in-store merchandising. Four million specially marked bottles of Clearly Canadian® sparkling flavoured water are now beginning to appear on shelves in convenience and grocery stores across the United States. Each of the specially marked bottle caps contains one instant win prize. The Super Grand Prize consists of a deluxe vacation package offering eight days/seven nights accommodation for two at a Westin or Sheraton hotel in Canada, including airfare, car rental and a Kodak camera. The 10 Grand Prizes feature a vacation for five days/four nights for two at a Westin or Sheraton hotel in Canada, including airfare, car rental and a Kodak camera. The remaining instant-win caps contain a discount coupon redeemable for 10% off weekend rates at all participating Sheraton and Westin hotels in Canada.

Leading up to the retail promotion with Clearly Canadian, the CTC launched a spring travel campaign on April 1, 2003, which featured the “Discover Clearly Canadian” promotion in a 16-page Spring travel brochure. The brochure was inserted into the April/May issues of major national magazines such as Food & Wine, Travel & Leisure, National Geographic Traveler and Travel Holiday. The media support for CTC’s Spring campaign included local radio sampling and promotions targeted in the key U.S. markets of New York, Los Angeles and Chicago and half page newspaper ads in the New York Times, Chicago Tribune and Orange County Register.

The CTC campaign is supported by a dedicated campaign website where consumers can plan or book trips taking advantage of the discount using a promotion code found underneath the specially marked Clearly Canadian caps. Complete details for the “Discover Clearly Canadian” sweepstakes can be obtained from the CTC web site at www.travelcanada.ca/clearly or by visiting the Clearly Canadian website at www.clearly.ca and selecting the “Sweepstakes & Promotions” link on the home page.

“We are delighted to align the CTC with Clearly Canadian in this unique retail-based promotion,” said Patrick Gedge, Senior Vice President of Marketing for the Canadian Tourism Commission. “A key to the success of the CTC’s marketing programs is to partner with organizations who have similar goals and objectives, whether they are directly related to tourism or not, and jointly promote the Canada brand. The “Discover Clearly

Canadian” campaign is a great example of our growing tendency towards working with non-traditional partners and retail brands to promote Canada.”

About the Canadian Tourism Commission
The Canadian Tourism Commission (CTC) was created in 1995 to promote Canadian tourism in order to capitalize on one of the fastest-growing international industries. The CTC is dedicated to promoting the growth and profitability of the Canadian tourism industry by marketing Canada as a desirable travel destination and providing timely and accurate information to the Canadian tourism industry to assist in its decision-making.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone®, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

(signed) “Douglas L. Mason”
Douglas L. Mason, President and CEO

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd.